ArcelorMittal Asks Courts to End Uncertainty With Respect to the Purchase of Wabush Mines

Luxembourg/Hamilton, 13 March 2008 - ArcelorMittal (NYSE: MT) announced today that it has commenced a legal action in the Ontario Superior Court to require U.S. Steel Canada Inc. and Cleveland-Cliffs Inc. to respect their commitment and comply with the sale of their respective interests in the Wabush Mines joint venture to ArcelorMittal Dofasco.

U.S. Steel Canada and Cleveland-Cliffs agreed to sell their interests in the Wabush Mines joint venture to ArcelorMittal Dofasco in accordance with the terms of an agreement made last August.

"Everyone fully understood the terms of this agreement.  Our decision to pursue legal action is done in an effort to expedite the closure of the sale, and provide some much needed certainty for the employees at Wabush as well as the community and government stakeholders”, said ArcelorMittal Dofasco President Juergen Schachler.

In a surprise move, Cleveland-Cliffs and U.S. Steel Canada issued press releases on March 4,2008 dismissing their binding legal obligations with respect to the sale.

About ArcelorMittal

ArcelorMittal is the world's largest and most global steel company, with 310,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 28 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key unaudited financials for 2007 show revenues of USD 105.2 billion, with a crude steel production of 116 million tonnes, representing around 10 per cent of world steel output.

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ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

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